UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING AND CLASS MEETINGS HELD ON MAY 20, 2026

References are made to the Notice of the Extraordinary General Meeting (the “EGM”), the Notice of Class A Meeting (the “Class A Meeting”) and the Notice of Class B Meeting (the “Class B Meeting”, together with the Class A Meeting, the “Class Meetings”) each dated May 20, 2026 (collectively, the “Notices”) of Agencia Comercial Spirits Ltd (the “Company”). Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Notices.

POLL RESULTS OF THE EGM AND THE CLASS MEETINGS

Poll results of the EGM

The EGM was held as a virtual-only meeting via live webcast online on May 20, 2026 at 9:00 p.m. Taipei Time (May 20, 2026 at 9:00 a.m. U.S. Eastern Time).

As of the close of business on April 20, 2026 (the “Record Date”), the total number of issued Shares was 37,286,500 Shares, comprising 22,786,500 Class A Ordinary Shares and 14,500,000 Class B Ordinary Shares, which was the total number of Shares entitling Shareholders to attend and vote in favor of, against or in abstention on the resolutions proposed at the EGM. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to ten (10) votes. Holders of 20,692,809 Class A Ordinary Shares and holders of 14,500,000 Class B Ordinary Shares issued and outstanding voted at the EGM virtually or by proxy, representing approximately 98.75% of the total voting power shares voted.

As a result, holders representing not less than one-third of the total voting power of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, entitled to vote at the EGM and voting together as a single class, were presented virtually or by proxy, and a quorum was therefore present for the transaction of business at the EGM. For the purpose of preventing potential conflicts of interest, Ping Shiang Business Ltd abstained from voting at the EGM in respect of the special resolution No.4.

All special resolutions proposed at the EGM have been duly passed. The voting results in respect of the special resolutions proposed at the EGM are set out as follows:

1. RESOLVED AS A SPECIAL RESOLUTION THAT:

The authorised share capital of the Company be increased from US$50,000 divided into 1,250,000,000 ordinary shares of par value of US$0.00004 each, comprising (a) 625,000,000 class A ordinary shares of par value of US$0.00004 each (the “Class A Shares”) and (b) 625,000,000 class B ordinary shares of par value of US$0.00004 each (the “Class B Shares”), to US$200,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00004 each, comprising (a) 2,500,000,000 Class A Shares and (b) 2,500,000,000 Class B Shares;

For	Against	Abstain
165,688,532	4,377	0

2. RESOLVED AS A SPECIAL RESOLUTION THAT:

The voting right of the Class B Shares be varied such that every holder of Class B Shares shall have 100 votes for each Class B Share of which he is the holder;

For	Against	Abstain
165,688,332	4,577	0

3. RESOLVED AS A SPECIAL RESOLUTION THAT:

The third amended and restated memorandum and articles of association in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with immediate effect; and

For	Against	Abstain
165,688,332	4,577	0

4. RESOLVED AS A SPECIAL RESOLUTION THAT:

Immediately following completion of the matters referred to in paragraphs 1 to 3 above, 5,000,000 Class B Shares be allotted and issued to Ping Shiang Business Ltd for an aggregate consideration of US$200.

For	Against	Abstain
6,188,332	4,577	159,500,000

The approval of each of the foregoing proposals shall be conditional upon the passing of a special resolution by each of (i) the holders of Class A Shares at the class meeting of holders of Class A Ordinary Shares, (ii) the holders of Class B Shares at the class meeting of holders of Class B Ordinary Shares, and (iii) the shareholders voting as a single class at the Meeting.

Poll results of the Class A Meeting

The Class A Meeting was held as a virtual-only meeting via live webcast online on May 20, 2026 at 10:00 p.m. Taipei Time (May 20, 2026 at 10:00 a.m. U.S. Eastern Time) (or shortly after the conclusion or adjournment of the 2026 Extraordinary General Meeting, which be convened on the same day and place).

As of the Record Date, the Company had a total of 22,786,500 Class A Ordinary Shares in issue, representing the total number of shares entitled to vote on the resolution proposed at the Class A Meeting. Holders of 19,192,656 Class A Ordinary Shares (approximately 84.23% of the shares entitled to vote) voted virtually or by proxy at the Class A Meeting. For the purpose of preventing potential conflicts of interest, Ping Shiang Business Ltd abstained from voting at the Class A Meeting in respect of the special resolution No.4.

As a result, holders representing not less than one-third of the total voting power of the Company’s Class A Ordinary Shares, entitled to vote at the Class A Meeting, were presented virtually or by proxy, and a quorum was therefore present for the transaction of business at the Class A Meeting.

All special resolutions proposed at the Class A Meeting have been duly passed. The voting results in respect of the special resolutions proposed at the Class A Meeting are set out as below:

1. RESOLVED AS A SPECIAL RESOLUTION THAT:

The authorised share capital of the Company be increased from US$50,000 divided into 1,250,000,000 ordinary shares of par value of US$0.00004 each, comprising (a) 625,000,000 class A ordinary shares of par value of US$0.00004 each (the “Class A Shares”) and (b) 625,000,000 class B ordinary shares of par value of US$0.00004 each (the “Class B Shares”), to US$200,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00004 each, comprising (a) 2,500,000,000 Class A Shares and (b) 2,500,000,000 Class B Shares;

For	Against	Abstain
19,188,539	4,117	0

2. RESOLVED AS A SPECIAL RESOLUTION THAT:

The voting right of the Class B Shares be varied such that every holder of Class B Shares shall have 100 votes for each Class B Share of which he is the holder;

For	Against	Abstain
19,188,339	4,317	0

3. RESOLVED AS A SPECIAL RESOLUTION THAT:

The third amended and restated memorandum and articles of association in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with immediate effect; and

For	Against	Abstain
19,188,339	4,317	0

4. RESOLVED AS A SPECIAL RESOLUTION THAT:

Immediately following completion of the matters referred to in paragraphs 1 to 3 above, 5,000,000 Class B Shares be allotted and issued to Ping Shiang Business Ltd for an aggregate consideration of US$200.

For	Against	Abstain
4,688,339	4,317	14,500,000

The approval of each of the foregoing proposals shall be conditional upon the passing of a special resolution by each of (i) the holders of Class A Shares at the class meeting of holders of Class A Ordinary Shares, (ii) the holders of Class B Shares at the class meeting of holders of Class B Ordinary Shares, and (iii) the shareholders voting as a single class at the Meeting.

Poll results of the Class B Meeting

The Class B Meeting was held at No. 23-1, Shenzun Rd., Shengang Dist., Taichung City 429014, Taiwan (R.O.C.), on May 20, 2026 at 10:30 p.m. Taipei Time (May 20, 2026 at 10:30 a.m. U.S. Eastern Time) (or shortly after the conclusion or adjournment of the 2026 Extraordinary General Meeting and Class A Meeting, which be convened on the same day via live webcast online).

As of the Record Date, the Company had a total of 14,500,000 Class B Ordinary Shares in issue, representing the total number of shares entitled to vote on the resolution proposed at the Class B Meeting. Holders of 14,500,000 Class B Ordinary Shares (100% of the shares entitled to vote) voted virtually or by proxy at the Class B Meeting.

As a result, holders representing not less than one-third of the total voting power of the Company’s Class B Ordinary Shares, entitled to vote at the Class B Meeting, were presented virtually or by proxy, and a quorum was therefore present for the transaction of business at the Class B Meeting.

All special resolutions proposed at the Class B Meeting have been duly passed. The voting results in respect of the special resolution proposed at the Class B Meeting are set out as below:

1. RESOLVED AS A SPECIAL RESOLUTION THAT:

The authorised share capital of the Company be increased from US$50,000 divided into 1,250,000,000 ordinary shares of par value of US$0.00004 each, comprising (a) 625,000,000 class A ordinary shares of par value of US$0.00004 each (the “Class A Shares”) and (b) 625,000,000 class B ordinary shares of par value of US$0.00004 each (the “Class B Shares”), to US$200,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00004 each, comprising (a) 2,500,000,000 Class A Shares and (b) 2,500,000,000 Class B Shares;

For	Against	Abstain
14,500,000	0	0

2. RESOLVED AS A SPECIAL RESOLUTION THAT:

The voting right of the Class B Shares be varied such that every holder of Class B Shares shall have 100 votes for each Class B Share of which he is the holder;

For	Against	Abstain
14,500,000	0	0

3. RESOLVED AS A SPECIAL RESOLUTION THAT:

The third amended and restated memorandum and articles of association in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with immediate effect; and

For	Against	Abstain
14,500,000	0	0

4. RESOLVED AS A SPECIAL RESOLUTION THAT:

Immediately following completion of the matters referred to in paragraphs 1 to 3 above, 5,000,000 Class B Shares be allotted and issued to Ping Shiang Business Ltd for an aggregate consideration of US$200.

For	Against	Abstain
14,500,000	0	0

The approval of each of the foregoing proposals shall be conditional upon the passing of a special resolution by each of (i) the holders of Class A Shares at the class meeting of holders of Class A Ordinary Shares, (ii) the holders of Class B Shares at the class meeting of holders of Class B Ordinary Shares, and (iii) the shareholders voting as a single class at the Meeting.

Accordingly, all special resolutions proposed at the EGM and the Class Meetings have been duly passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: May 21, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer